UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

(Amendment No. 16)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR SECTION 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

Orchid Cellmark Inc.

(Name of Subject Company (Issuer))

OCM Acquisition Corp. Laboratory Corporation of America Holdings

(Name of Filing Persons (Offeror))

Common Stock, par value $0.001 per share

(Title of Class of Securities)

68573C107

(CUSIP Number of Class of Securities)

F. Samuel Eberts III Senior Vice President and Chief Legal Officer Laboratory Corporation of America Holdings 358 South Main Street Burlington, North Carolina 27215 (336) 229-1127

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing persons)

with copies to:

Michael J. Silver John H. Booher Hogan Lovells US LLP 100 International Drive, Suite 2000 Baltimore, Maryland 21202 (410) 659-2700

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$91,588,968.80	$10,633.48

*	Estimated solely for purposes of calculating the filing fee. This amount assumes the purchase of up to 32,710,346 shares of common stock, par value $0.001 per share, of Orchid Cellmark Inc. at a purchase price of $2.80 per share. The number of shares represents the fully diluted number of shares of common stock outstanding consisting of (i) 29,992,186 shares of common stock outstanding on April 4, 2011, and (ii) 2,718,160 shares of common stock issuable under stock options outstanding on April 5, 2011.
**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and Fee Rate Advisory #5 for fiscal year 2011, issued December 22, 2010, by multiplying the transaction valuation by 0.0001161.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid.

Identify the previous filing by registration statement number or the Form or Schedule and the date of its filing.

Amount Previously Paid: $10,633.48	Filing Party: OCM Acquisition Corp. and Laboratory Corporation of America Holdings
Form or Registration No.: Schedule TO	Date Filed: April 19, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.
☐	issuer tender offer subject to Rule 13e-4.
☐	going-private transaction subject to Rule 13e-3.
☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☒

If applicable, check the appropriate boxes below to designate the appropriate rule provisions relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 16 (this “Amendment No. 16”) amends and supplements the Tender Offer Statement on Schedule TO filed with the Securities and Exchange Commission on April 19, 2011 (as amended and supplemented by Amendment No. 1 filed on April 20, 2011, Amendment No. 2 filed on May 2, 2011, Amendment No. 3 filed on May 5, 2011, Amendment No. 4 filed on May 18, 2011, Amendment No. 5 filed on June 2, 2011, Amendment No. 6 filed on June 16, 2011, Amendment No. 7 filed on July 18, 2011, Amendment No. 8 filed on August 15, 2011, Amendment No. 9 filed on September 12, 2011, Amendment No. 10 filed on October 11, 2011, Amendment No. 11 filed on November 7, 2011, Amendment No. 12 filed on November 15, 2011, Amendment No. 13 filed on December 1, 2011, Amendment No. 14 filed on December 8, 2011, and Amendment No. 15 filed on December 12, 2011) (the “Schedule TO”) in connection with the offer by OCM Acquisition Corp., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Laboratory Corporation of America Holdings, a Delaware corporation (“LabCorp”), to purchase all outstanding shares of common stock, par value $0.001 per share, of Orchid Cellmark Inc., a Delaware corporation (“Orchid Cellmark”) (the “Shares”), at a price of $2.80 per Share in cash, without interest and subject to applicable tax withholding, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 19, 2011 (the “Offer to Purchase”), a copy of which is filed with and attached to the Schedule TO as Exhibit (a)(1)(A) thereto, and the related Letter of Transmittal and instructions thereto, a copy of which is filed with and attached to the Schedule TO as Exhibit (a)(1)(B) thereto, as they may be amended or supplemented from time to time. This Amendment No. 16 is being filed on behalf of Purchaser and LabCorp.

The information set forth in the Schedule TO remains unchanged, except that such information is hereby amended and supplemented to the extent specifically provided herein. All capitalized terms used in this Amendment No.16 without definition have the meanings ascribed to them in the Schedule TO.

Items 1, 4, 8 and 11. Summary Term Sheet; Terms of the Transaction; Interest in Securities of the Subject Company; Additional Information.

Items 1, 4, 8 and 11 of the Schedule TO are hereby amended and supplemented by adding the following text thereto:

“The subsequent offering period of the Offer expired at 4:00 p.m., New York City time on Thursday, December 15, 2011. As of the expiration of the subsequent offering period, the Depositary advised LabCorp that an aggregate of 217,184 additional Shares had been validly tendered into the Offer. The Shares tendered during the subsequent offering period, together with the Shares previously accepted for payment on December 9, 2011, represent approximately 87.2% of the outstanding Shares. All Shares validly tendered in the subsequent offering period have been accepted for payment, and LabCorp expects to promptly pay for all such Shares, if it has not already done so, in accordance with the terms of the Offer.

Pursuant to the terms of the Merger Agreement, Purchaser exercised its top-up option and thereby acquired at least 90% of the outstanding Shares through the purchase of newly issued Shares at the Offer Price. Thereafter, Purchaser effected, as of December 15, 2011, a short-form merger with Orchid Cellmark under the terms of the Merger Agreement. In the Merger, each Share not tendered and accepted for payment in the Offer, other than those Shares as to which the holders properly exercise appraisal rights under Delaware law and Shares held by LabCorp or Purchaser, were converted into the right to receive $2.80 per Share in cash, without interest and less any required withholding taxes. Orchid Cellmark has become a wholly-owned subsidiary of LabCorp as a result of the Merger.

On December 16, 2011, LabCorp issued a press release announcing the successful completion of the Offer, the acceptance of Shares tendered during the subsequent offering period, the results of the subsequent offering period and its exercise of the top-up option. The full text of the press release issued by LabCorp is set forth as Exhibit (a)(5)(V) hereto and is incorporated by reference herein.”

Item 12.	Exhibits.

Item 12 of the Schedule TO is hereby supplemented by adding the following exhibit:

“(a)(5)(V)	Press release issued by LabCorp on December 16, 2011.”

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

LABORATORY CORPORATION OF AMERICA HOLDINGS

By:	/s/ F. Samuel Eberts III
Name: F. Samuel Eberts III
	Title:	Senior Vice President and Chief Legal Officer

Dated: December 16, 2011

OCM ACQUISITION CORP.

By:	/s/ F. Samuel Eberts III
Name: F. Samuel Eberts III
Title: President and Secretary

Dated: December 16, 2011

EXHIBIT INDEX

Exhibit No.	Exhibit

(a)(5)(V)	Press release issued by LabCorp on December 16, 2011.